Exhibit 99.3

U.S. Securities and Exchange Commission

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	Q3/08	Q2/08	Q1/08	For the Nine Months Ended Q3/08	For the Year Ended October 31/07
Return on Assets	0.70%	0.52%	0.75%	0.66%	0.92%
ROE	18.1%	14.6%	20.8%	17.7%	24.30%
Dividend Payout Ratio	59%	77%	54%	62%	43%
Equity to Asset Ratio	4.16%	3.80%	3.89%	3.98%	4.04%

* Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.